SONIC
HEALTHCARE
LIMITED

RECEIVED
2009 APR 14 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-35730

Exemption File Number ~~82-35730~~

2 April 2009

Office of International Corporate Finance
Mail Stop 3 - 9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Sonic Healthcare Limited - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Sonic Healthcare Limited, a public company incorporated in Australia ("Sonic Healthcare"), hereby furnishes this letter, with exhibits hereto, to the Securities and Exchange Commission (the "Commission"), in order to maintain its exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act") afforded to foreign private issuers by Rule 2g3 - 2(b) thereunder.

Set forth on Schedule I attached hereto is a list furnished pursuant to Rule 12g3 - 2(b) (1) (iii) under the Exchange Act of the information that, during the month of March 2009, Sonic Healthcare Limited:

(i) has made public pursuant to the laws of Australia;

(ii) has filed with the Australian Stock Exchange and which was made public by the Australian Stock Exchange; or

(iii) has distributed to the holders of its securities.

Pursuant to Rule 12g3 - 2(b) (iii) under the Exchange Act, Sonic Healthcare is enclosing one copy of each of the documents listed on Schedule I.

This information is being furnished on behalf of Sonic Healthcare under paragraph (b) (iii) of Rule 12g3 - 2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Sonic Healthcare is subject to the Exchange Act.

Yours faithfully

[redacted]

09045862

Paul Alexander
Company Secretary

Enclosures

dlw 4/14

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 14 GIFFNOCK AVENUE • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

TABLE OF CONTENTS
MARCH 2009

NOTIFICATIONS TO THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC)	
DATE	**DOCUMENT**
30 March 2009	Appendix 3Y
30 March 2009	Appendix 3Y
27 March 2009	Appendix 3B
25 March 2009	484 – Change to Company Details (notification of share issue)
12 March 2009	Appendix 3B

ANNOUNCEMENTS TO THE AUSTRALIAN SECURITIES EXCHANGE (ASX)	
DATE	**ANNOUNCEMENT**
30 March 2009	Appendix 3Y
30 March 2009	Appendix 3Y
27 March 2009	Appendix 3B
12 March 2009	Appendix 3B

INFORMATION DISTRIBUTED TO HOLDERS OF SONIC HEALTHCARE LIMITED SECURITIES	
DATE	**DOCUMENT**
26 March 2009	2009 interim dividend advices

Lodged 30/3/09.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Sonic Healthcare Limited**
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER DAVID WILKS
Date of last notice	28 November 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Wilks has acquired 15,122 Sonic shares through a remuneration sacrifice arrangement. The shares are held in the Sonic Healthcare Employee Share Trust. Ordinary shares in Sonic Healthcare Limited are held in the name of Estelle Wilks (spouse) and Hot Clothing Company Pty Ltd.
Date of change	25 March 2009
No. of securities held prior to change	Direct 128,750 Sonic Healthcare Limited ordinary shares 2,300,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan 875,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan Indirect 73,000 Sonic Healthcare Limited ordinary shares held by Hot Clothing Company Pty Ltd 200,000 Sonic Healthcare Limited ordinary shares held by Estelle Wilks (spouse)

Class	Fully paid ordinary shares in Sonic Healthcare Limited.
Number acquired	15,122
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$164,900
No. of securities held after change	Direct 128,750 Sonic Healthcare Limited ordinary shares 2,300,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan 875,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan Indirect 73,000 Sonic Healthcare Limited ordinary shares held by Hot Clothing Company Pty Ltd 200,000 Sonic Healthcare Limited ordinary shares held by Estelle Wilks (spouse) 15,122 Sonic Healthcare Limited ordinary shares held by SHL Employee Share Plan Managers Pty Ltd atf Sonic Healthcare Employee Share Trust
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired on market by the trustee of the Sonic Healthcare Employee Share Trust.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged 30/3/09

Rule 3.19A.2

RECEIVED 2009 APR 14 P 1:03

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Sonic Healthcare Limited**
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	COLIN STEPHEN GOLDSCHMIDT
Date of last notice	28 November 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dr Goldschmidt has acquired 30,243 Sonic shares through a remuneration sacrifice arrangement. The shares are held in the Sonic Healthcare Employee Share Trust. Director of Hamlac Pty Ltd atf Goldschmidt Family Trust which holds ordinary shares in Sonic Healthcare Limited.
Date of change	25 March 2009
No. of securities held prior to change	Direct 100,000 Sonic Healthcare Limited ordinary shares 4,000,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan 1,750,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan Indirect 200,000 Sonic Healthcare Limited ordinary shares

Class	Fully paid ordinary shares in Sonic Healthcare Limited.
Number acquired	30,243
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$329,800
No. of securities held after change	Direct 100,000 Sonic Healthcare Limited ordinary shares 4,000,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan 1,750,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan Indirect 200,000 Sonic Healthcare Limited ordinary shares held by Hamlac Pty Ltd atf Goldschmidt Family Trust 30,243 Sonic Healthcare Limited ordinary shares held by SHL Employee Share Plan Managers Pty Ltd atf Sonic Healthcare Employee Share Trust
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired on market by the trustee of the Sonic Healthcare Employee Share Trust.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	

+ See chapter 19 for defined terms.

Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price: $11.10 Expiry Date: 27 January 2014 Options are exercisable as follows: - up to 50% after 27.09.2011 - up to 75% after 27.09.2012 - up to 100% after 27.09.2013 until the expiry date, subject to performance conditions

ME_78001411_2 (W2003)

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued under the Sonic Healthcare Employee Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 March 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
383,870,875	Ordinary

ME_78001411_2 (W2003)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		3,000,000	31.08.2009 @ $6.75
		140,000	26.11.2009 @ $7.50
		164,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10
		1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
		500,000	13.06.2012 @ $13.00
		1,540,000	24.08.2012 @ $7.50
		1,000,000	03.08.2012 @ $14.16
		500,000	25.05.2013 @ $13.30
		200,000	31.05.2013 @ $13.65
		1,540,000	22.08.2013 @ $7.50
		2,625,000	22.11.2013 @ $12.98
		1,500,000	27.01.2014 @ $11.10

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if	N/A

ME_78001411_2 (W2003)

	applicable)	
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 March 2009
Company Secretary

Print name: ...Paul Alexander..

== == == == ==

ME_78001411_2 (W2003)

Australian Securities &
Investments Commission

RECEIVED
2009 APR 14 P 1:03

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
22845603

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Prashan Kulasekera

ASIC registered agent number (if applicable)

Telephone number
02 9855 5334

Postal address
14 Giffnock Avenue, Macquarie park NSW 2113

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
Paul Alexander

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
20 / 03 / 09
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission, PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - **S.258D**

Shares returned to a public company - **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	41,000	$9.56	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

1 2 / 0 3 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No** if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐

[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register

(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register

(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	41,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid

ME_78001411_2 (W2003)

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	41,000 @ $9.56
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 March 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	383,870,875	Ordinary

Item	Description	Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		3,000,000	31.08.2009 @ $6.75
		140,000	26.11.2009 @ $7.50
		164,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10
		1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
		500,000	13.06.2012 @ $13.00
		1,540,000	24.08.2012 @ $7.50
		1,000,000	03.08.2012 @ $14.16
		500,000	25.05.2013 @ $13.30
		200,000	31.05.2013 @ $13.65
		1,540,000	22.08.2013 @ $7.50
		2,625,000	22.11.2013 @ $12.98

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests): Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if	N/A

	applicable)	
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

ME_78001411_2 (W2003)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 March 2009
Company Secretary

Print name: ...Paul Alexander...

== == == == ==

SONIC HEALTHCARE LIMITED

ABN 24 004 196 909

RECEIVED

2009 APR 14 P 1:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2408
web.queries@computershare.com.au
www.computershare.com

Holder Identification Number (HIN)

X 1234567890

ASX Code	SHL
TFN/ABN Status	
Record Date	12 March 2009
Payment Date	26 March 2009
Direct Credit Reference No.	

Interim Dividend

Dear Securityholder

This advice represents payment of your Interim Dividend for the period ended 31 December 2008 at the rate of 22 cents per share.

This payment is 60% franked at 30%.

For foreign registered securityholders, the directors declare that the unfranked portion of this dividend includes no Conduit Foreign Income. Non-resident withholding tax is therefore payable on this dividend. Future dividends may include Conduit Foreign Income and you will be advised of this at the relevant time.

Ensure your information is up to date. Simply visit www.computershare.com.au/easyupdate/shl to update your TFN, banking instructions or personal details.

Yours faithfully

Paul Alexander
Company Secretary

Class Description	Amount per Security	Number of Securities	Franked Amount	Unfranked Amount	Gross Payment
Ordinary Shares	22 Cents	000	$000.00	$000.00	$000.00
			Less XX% resident withholding tax		$00.00
			Net Payment		**$00.00**
			Franking Credit		$00.00

Note: You should retain this statement to assist you in preparing your tax return.

Your Payment Instruction

Amount Deposited

If payment cannot be made to the above instruction, a cheque will be forwarded to your registered address.

025283_V2

SONIC HEALTHCARE LIMITED

ABN 24 004 196 909

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2408
web.queries@computershare.com.au
www.computershare.com

Holder Identification Number (HIN)

X 1234567890

ASX Code	SHL
TFN/ABN Status	
Record Date	12 March 2009
Payment Date	26 March 2009
Foreign Cheque Reference No.	

Interim Dividend

Dear Securityholder

This advice represents payment of your Interim Dividend for the period ended 31 December 2008 at the rate of 22 cents per share.

This payment is 60% franked at 30%.

For foreign registered securityholders, the directors declare that the unfranked portion of this dividend includes no Conduit Foreign Income. Non-resident withholding tax is therefore payable on this dividend. Future dividends may include Conduit Foreign Income and you will be advised of this at the relevant time.

Ensure your information is up to date. Simply visit www.computershare.com.au/easyupdate/shl to update your TFN, banking instructions or personal details.

Yours faithfully

Paul Alexander
Company Secretary

Class Description	Amount per Security	Number of Securities	Franked Amount	Unfranked Amount	Gross Payment
Ordinary Shares	22 Cents	000	$000.00	$000.00	$000.00
			Service Fee*		$00.00
			Net Payment		**$00.00**
			Franking Credit		$00.00

Note: You should retain this statement to assist you in preparing your tax return.

Important Notice Regarding Your Payment

You elected to receive a foreign currency payment via cheque. This will be dispatched two business days after payment date.

To view your foreign currency payment details, visit www.investorcentre.com/payment

*Your foreign currency payment contains the deduction of a service fee. A fee will be incurred for any replacement foreign cheque requests.

025283_V2

SONIC HEALTHCARE LIMITED

ABN 24 004 196 909

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2408
web.queries@computershare.com.au
www.computershare.com

ASX Code	SHL
TFN/ABN Status	
Record Date	12 March 2009
Payment Date	26 March 2009

Interim Dividend / Zwischendividende

Dear Securityholder

This advice represents payment of your Interim Dividend for the period ended 31 December 2008 at the rate of 22 cents (AUD) per share. This payment is 60% franked at 30%.

For foreign registered securityholders, the directors declare that the unfranked portion of this dividend includes no Conduit Foreign Income. Non-resident withholding tax is therefore payable on this dividend. Future dividends may include Conduit Foreign Income and you will be advised of this at the relevant time.

Your dividend payment, net of the withholding tax, has been converted into Euros at an exchange rate of approximately 0.5048 AUD/EUR (Record Date exchange rate). Citibank has arranged for the EUR value of the dividend to be deposited into your bank account, however there may be a minor variation in the amount due to movements in exchange rates between Record Date and Payment Date.

Yours faithfully

Paul Alexander
Company Secretary

Sehr geehrte Aktionärinnen und Aktionäre,

Dieses Schreiben informiert Sie über die Zahlung der Zwischendividende in Höhe von AUD 0,22 je Aktie für den Zeitraum bis 31. Dezember 2008. Diese Zahlung ist bei einem Steuersatz von 30% zu 60% befreit.

Für ausländische Aktionärinnen und Aktionäre erklärt der Aufsichtsrat, dass der nicht steuerbefreite Anteil dieser Dividende keine direkten ausländischen Einkünfte (*conduit foreign income*) enthält. Diese Dividende ist daher für non-residents kapitalertragssteuerpflichtig. Zukünftige Dividenden könnten direkte ausländische Einkünfte enthalten, worüber Sie dann informiert würden.

Ihre Dividendenzahlung ist nach bereits erfolgter Abführung der Kapitalertragssteuer zu einem Umtauschkurs von ca. 0,5048 AUD/EUR (Umtauschkurs zum Stichtag) in Euros konvertiert worden. Über Citibank ist die Gutschrift des EUR-Betrages auf Ihr Bankkonto veranlasst worden; aufgrund von Wechselkursschwankungen zwischen Stichtag und Überweisungsdatum könnte es hierbei zu geringfügigen Abweichungen kommen.

Mit freundlichen Grüssen

Paul Alexander
Company Secretary

Class Description	Amount per Security	Number of Securities	Franked Amount	Unfranked Amount	Gross Payment
Ordinary Shares	22 Cents	000	$000.00	$000.00	$000.00
			Less xx% non resident withholding tax		$00.00
			Net Payment		**$00.00**
			Franking Credit		$00.00

Note: You should retain this statement to assist you in preparing your tax return.

Your Payment Instruction

You have elected to receive a foreign currency payment which has been paid as per your instructions.

025283_E_V2

SONIC HEALTHCARE LIMITED

ABN 24 004 196 909

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2408
web.queries@computershare.com.au
www.computershare.com

ASX Code	SHL
TFN/ABN Status	
Record Date	12 March 2009
Payment Date	26 March 2009

Interim Dividend / Zwischendividende

Dear Securityholder

This advice represents payment of your Interim Dividend for the period ended 31 December 2008 at the rate of 22 cents (AUD) per share. This payment is 60% franked at 30%.

For foreign registered securityholders, the directors declare that the unfranked portion of this dividend includes no Conduit Foreign Income. Non-resident withholding tax is therefore payable on this dividend. Future dividends may include Conduit Foreign Income and you will be advised of this at the relevant time.

Your dividend payment, net of the withholding tax, has been converted into Euros by Citibank at an average exchange rate of approximately 1 EUR = 1.98 AUD and deposited directly into your bank account.

Yours faithfully

Paul Alexander
Company Secretary

Sehr geehrte Aktionärinnen und Aktionäre

Dieses Schreiben informiert Sie über die Zahlung der Zwischendividende in Höhe von AUD 0,22 je Aktie für den Zeitraum bis 31. Dezember 2008. Diese Zahlung ist bei einem Steuersatz von 30% zu 60% befreit.

Für ausländische Aktionärinnen und Aktionäre erklärt der Aufsichtsrat, dass der nicht steuerbefreite Anteil dieser Dividende keine direkten ausländischen Einkünfte (*conduit foreign income*) enthält. Diese Dividende ist daher für non-residents kapitalertragssteuerpflichtig. Zukünftige Dividenden könnten direkte ausländische Einkünfte enthalten, worüber Sie dann informiert würden.

Ihre Dividendenzahlung ist nach bereits erfolgter Abführung der Kapitalertragssteuer von Citibank zu einem Umtauschkurs von ca. 1 EUR = 1.98 AUD konvertiert worden und wird Ihrem Bankkonto direkt gutgeschrieben.

Mit freundlichen Grüssen

Paul Alexander
Company Secretary

Class Description	Amount per Security	Number of Securities	Franked Amount	Unfranked Amount	Gross Payment
Escrow Shares	22 Cents	000	$000.00	$000.00	$000.00
			Less xx% non resident withholding tax		$00.00
			Net Payment		**$00.00**
			Franking Credit		$00.00

Note: You should retain this statement to assist you in preparing your tax return.

Your Payment Instruction

BSB:
Account Number:

Amount Deposited

If payment cannot be made to the above instruction, a cheque will be forwarded to your registered address.

025262 - V2